August 6, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Catherine De Lorenzo

Re:	Cantor Equity Partners, Inc.
Amendment No. 1 to
Registration Statement on Form S-1
Filed July 26, 2024
File No. 333-280230

Dear Ms. De Lorenzo:

Cantor Equity Partners, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated August 2, 2024 (the “Letter”) regarding the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Form S-1”) submitted on July 26, 2024. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

Amended Registration Statement on Form S-1 filed July 26, 2024

Our Business Combination Process, page 7

1.	Please state the basis for your statement that you do not believe that the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete a business combination.

In response to the Staff’s comment, we have revised the disclosure on this page and throughout the Form S-1.

Exhibits

2.	We note the name change on June 25, 2024. Please file the revised Memorandum and Articles of Association reflecting the name change.

In response to the Staff’s comment, we have included a new Exhibit 3.3 which is the Certificate of Incorporation on Change of Name issued by the Registrar of Companies in the Cayman Islands in connection with the change of our name on June 25, 2024. As a name change does not trigger a requirement to amend and restate our memorandum and articles of association, we have not amended and restated our memorandum and articles of association at this time to reflect the name change. The name change will be reflected in our amended and restated memorandum and articles of association to be adopted in connection with the pricing of our offering, a form of which was previously filed as Exhibit 3.3 (now renumbered as Exhibit 3.4), and which we will subsequently file after such time.

* * * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

CANTOR EQUITY PARTNERS, INC.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chief Executive Officer

cc:	Stuart Neuhauser, Esq.